May 5, 2006

Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

Attention: Hugh Fuller

Re:	Sonic Foundry, Inc. (sometimes referred to as the “Company”)

Form S-3; filed on April 21, 2006

File No. 333-130612

Commissioners:

In response to a communication that the staff has no further comments on the registration statement referenced above and the instructions regarding requests for acceleration of the effective date of the pending registration statement in the letter of Mr. Mark P. Shuman dated January 18, 2006, Sonic Foundry, Inc.hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Accordingly, Sonic Foundry, Inc. hereby requests that the above-captioned registration statement be ordered effective at 4:00 P.M. Washington time on Wednesday, May 10, 2006.

Sonic Foundry, Inc.

By
Kenneth A. Minor
Chief Financial Officer

Cc: James Stern, Esq.